SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Reports Solid Top Line in 3Q06

Growth According to Plan for Full Year

          MONTERREY, Mexico, Oct. 27 /PRNewswire-FirstCall/ -- Fomento Economico Mexicano, S.A. de C.V. (NYSE: FMX) (“FEMSA”) today announced its operational and financial results as of the third quarter of 2006 and for the nine months ended September 30, 2006.

Third Quarter 2006 Highlights

FEMSA

--	Consolidated total revenues increased 13.9%, reaching Ps. 32.152 billion. However, continued high commodity prices put pressure on the gross margin.

--	Net majority income increased 11.3%, reaching Ps. 1.929 billion.

--

New cooperative framework with The Coca-Cola Company focused on the sustainable growth of carbonated and non-carbonated beverages, horizontal growth of Coca-Cola FEMSA and long-term perspective in relationship economics.

--	Significantly increasing our stake in Coca-Cola FEMSA by acquiring 8% of its equity from The Coca-Cola Company; transaction amounts to US$427.4 million and will take place on November 3, 2006.

Business Units

--	FEMSA Cerveza revenues (excluding Kaiser) increased 8.1%. Domestic sales volume grew 4.2% and export sales volume increased 16.7%.

--	Coca-Cola FEMSA total revenues increased 8.6%, driven by all regions. Pricing pressure in the Valley of Mexico eased sequentially.

--	Oxxo increased its revenues by 18.5%, driven by 116 net new stores and 6.0% growth in same-store sales. There are now 4,482 Oxxo stores throughout Mexico.

          ”Results across our business units again showed robust growth trends, and we keep developing new ways to satisfy the demand of our growing consumer base. We continue to execute our long-term business strategy and are encouraged by the results.

          ”Our new cooperation framework with The Coca-Cola Company demonstrates the constructive relationship we continue to build with them and underscores our willingness to jointly look for value-creating alternatives from a potentially larger revenue pool. We will keep pursuing opportunities that seek to fulfill the growth potential that Coca-Cola FEMSA can achieve by transferring its strong and distinctive operating model and capabilities to other territories,” stated Jose Antonio Fernandez, Chairman of FEMSA and Coca-Cola FEMSA.

To obtain the full text of this earnings release, please visit our
Investor Relations website at http://www.femsa.com/investor
under the Financial Reports section.

          This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

          FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico and important beer exporter to the United States; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 4,000 stores.

SOURCE  Fomento Economico Mexicano, S.A. de C.V.
          -0-                              10/27/2006
          /CONTACT:  FEMSA: Investors, +011-52-818-328-6167, or
investor@femsa.com.mx; or Media, +011-52-818-328-6046, or
comunicacion@femsa.com.mx/
          /Web site:  http://www.femsa.com
                            http://www.femsa.com/investor /
          (FMX)

Latin America´s Beverage Leader

FEMSA Reports Solid Top Line in 3Q06
Growth According to Plan for Full Year

Monterrey, Mexico, October 27, 2006 — Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) today announced its operational and financial results as of the third quarter of 2006 and for the nine months ended September 30, 2006.

Third Quarter 2006 Highlights

FEMSA

•	Consolidated total revenues increased 13.9%, reaching Ps. 32.152 billion. However, continued high commodity prices put pressure on the gross margin.

•	Net majority income increased 11.3%, reaching Ps. 1.929 billion.

•

New cooperative framework with The Coca-Cola Company focused on the sustainable growth of carbonated and non-carbonated beverages, horizontal growth of Coca-Cola FEMSA, and long-term perspective in relationship economics.

•	Significantly increasing our stake in Coca-Cola FEMSA, by acquiring 8% of its equity from The Coca-Cola Company; transaction amounts to US$427.4 million and will take place on November 3, 2006.

Business Units

•	FEMSA Cerveza revenues (excluding Kaiser) increased 8.1%. Domestic sales volume grew 4.2% and export sales volume increased 16.7%.

•	Coca-Cola FEMSA total revenues increased 8.6%, driven by all regions. Pricing pressure in the Valley of Mexico eased sequentially.

•	Oxxo increased its revenues by 18.5%, driven by 116 net new stores and 6.0% growth in same-store sales. There are now 4,482 Oxxo stores throughout Mexico.

“Results across our business units again showed robust growth trends, and we keep developing new ways to satisfy the demand of our growing consumer base.  We continue to execute our long-term business strategy, and are encouraged by the results.

Our new cooperation framework with The Coca-Cola Company demonstrates the constructive relationship we continue to build with them and underscores our willingness to jointly look for value-creating alternatives from a potentially larger revenue pool.  We will keep pursuing opportunities that seek to fulfill the growth potential that Coca-Cola FEMSA can achieve by transferring its strong and distinctive operating model and capabilities to other territories,” stated Jose Antonio Fernandez, Chairman of FEMSA and Coca-Cola FEMSA.

FEMSA Consolidated

Total revenues increased 13.9% to Ps. 32.152 billion in 3Q06.  This increase was driven by revenue growth in every one of our business units, with 18.5% total revenue growth at the Oxxo retail chain, 8.1% at FEMSA Cerveza, and 8.6% at Coca-Cola FEMSA.

For the first nine months of 2006, consolidated total revenues increased 14.0% to Ps. 92.532 billion.

Gross profit increased 11.5% to Ps. 14.630 billion in 3Q06, resulting in a 100 basis point decrease in gross margin, to 45.5% of total revenues.  This margin contraction reflects sustained raw material pressure at FEMSA Cerveza and Coca-Cola FEMSA, the inclusion of lower margin Kaiser operations, and the greater contribution of lower margin Oxxo retail operations in FEMSA’s consolidated results.

For the first nine months of 2006, gross profit increased 12.4% to Ps. 42.489 billion.  The gross margin decreased 70 basis points from the same period of 2005 to 45.9% of total revenues, primarily due to the greater contribution of the Oxxo retail operations in FEMSA’s consolidated results and the inclusion of lower margin Kaiser operations.

Income from operations increased by 3.0% to Ps. 4.453 billion in 3Q06, resulting in a 150 basis point contraction in the operating margin, to 13.8% in the quarter.  The decrease in operating margin was primarily attributable to margin contraction at our key beverage operations, the increased contribution of the Oxxo retail chain, and the inclusion of Kaiser in our consolidated results.

For the first nine months of 2006, income from operations increased 8.1% to Ps. 12.689 billion.  Consolidated operating margin decreased 80 basis points from 2005 levels, reaching 13.7% of total revenues.

Net income increased 17.3% to Ps. 2.778 billion in 3Q06, driven by lower net interest expense and greater monetary and foreign exchange gains resulting from the inflationary impact on net liabilities and the sequential strengthening of the Mexican peso against our net dollar liabilities. The effective tax rate for the quarter was 33.5%, in line with the comparable period in 2005.

For the first nine months of 2006, net income increased 14.8% to Ps. 6.697 billion due to strong growth in income from operations combined with a decrease in net interest expense, higher gains on monetary position and a reduction in the effective tax rate.

Net majority income per FEMSA Unit1 was Ps. 1.617 in 3Q06.  Net majority income per FEMSA ADS, using an exchange rate of Ps. 11.0152 per dollar, was US$ 1.468 in the quarter.

Capital expenditures increased 29.3% to Ps. 2.163 billion in 3Q06, reflecting increased investment in all three main business units in-line with our budget.

Consolidated net debt.  As of September 30, 2006, FEMSA recorded a cash balance of Ps. 10.821 billion (US$ 982 million), short-term debt of Ps. 11.067 billion (US$ 1.005 billion) and long-term debt of Ps. 27.446 billion (US$ 2.492 billion), for a net debt balance of Ps. 27.692 billion (US$ 2.514 billion).

[1]

FEMSA Units consist of FEMSA BD Units and FEMSA B Units.  Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares.  Each FEMSA B Unit is comprised of five Series B Shares.  The number of FEMSA Units outstanding as of September 30, 2006 was 1,192,742,090 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 27, 2006

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release attached to this press release.

Beer – FEMSA Cerveza

The results of FEMSA Cerveza provided here exclude the results of our subsidiary Cervejarias Kaiser, which we acquired in January of 2006, and whose results we provide separately below.

Domestic sales volume in Mexico increased 4.2% to 6.651 million hectoliters in 3Q06, lapping 5.5% growth in 3Q05.  This increase reflects continuing strong consumer demand trends and another quarter of notable growth for our Tecate Light, Sol, and Indio brands, whose equity and health indicators continue to reach new highs.

For the first nine months of 2006, FEMSA Cerveza’s domestic sales volume increased 5.2% to 19.188 million hectoliters, lapping 4.5% growth in the comparable period of 2005.

Export sales volume increased 16.7% to 0.843 million hectoliters in 3Q06, lapping 18.7% growth in 3Q05 and reflecting healthy double-digit growth in our exports to the US as well as positive trends in other key markets.  Year-to date-export sales volume increased 15.9% to 2.249 million hectoliters, lapping 8.5% growth in the comparable period of 2005, which puts us well on track to achieve our export sales volume objectives for 2006.

Total revenues increased 8.1% to Ps. 8.082 billion in 3Q06, primarily resulting from an 8.4% increase in beer sales.  Both total sales volume and domestic price per hectoliter positively contributed to beer sales growth, increasing 5.5% and 3.3%, respectively.  The domestic price strength was driven by 1) the higher price realized from volume brought under direct distribution earlier in the year, 2) revenue management and other initiatives aimed at optimizing price points per SKU and channel while selectively adjusting the margin offered to the retailer, and 3) a shift in presentation mix.  Conversely, the export price per hectoliter decreased 2.3% in 3Q06 largely due to the year-on-year real strengthening of the peso, and to a lesser extent due to presentation and channel mix effects as our 24oz presentation of Tecate continued to grow in the off-premise trade.

For the nine months of 2006, total revenues increased 9.5% to Ps. 23.208 billion, driven by a 9.6% increase in beer sales.  Export beer sales volume represented 10.5% of total beer sales volume, up from 9.6% in the comparable period of last year.

Cost of sales increased 10.7% to Ps. 3.269 billion in 3Q06, which exceeded the growth in total revenues.  Sustained upward pricing pressure from raw materials, mainly aluminum, finally outweighed the benefits of volume-driven fixed cost absorption and increased efficiency, and our gross margins were impacted.  Consequently, gross profit increased 6.5% to Ps. 4.813 billion in 3Q06, and gross margins contracted 90 basis points to reach 59.6% of total revenues.

For the first nine months of 2006, cost of sales increased 7.4% to Ps. 9.185 billion.  Gross margin expanded by 80 basis points, reaching 60.4% of total revenues.

October 27, 2006

Income from operations decreased 3.7% to Ps. 1.659 billion in 3Q06.  While administrative expenses were contained in relative terms, growing 6.0% to Ps. 951 million, selling expenses grew 15.9%, reflecting 1) the expense structure of the third party volume brought into direct distribution earlier in the year, which is high in relative terms, 2) a timing shift of marketing expenses to the third quarter, 3) the strengthened sales structures put in place during the first half of 2006, and 4) incremental services provided to retailers whose margins we adjust.  Operating expenses therefore increased 12.7% to Ps. 3.154 billion, reaching 39.1% of total revenues in 3Q06, and operating margin contracted 250 basis points to 20.5% of total revenues.

For the first nine months of 2006, income from operations increased 9.6% to Ps. 4.647 billion, reaching 20% of total revenues and exactly in-line with the comparable period of last year.

We are on track to deliver our objective to maintain stable operating margins for the full year.  Our current business plan calls for strong volume and top line growth, with stable operating margins.  We will deploy resources derived from the gained leverage to continue to build the business by further strengthening our brands and our distribution network.

Kaiser

On January 13, 2006, we acquired a controlling stake in Cervejarias Kaiser in Brazil.  The information in this press release is for the third quarter of 2006 and for the nine months ended on September 30, 2006 of Kaiser under FEMSA Cerveza.

In 3Q06, Kaiser total revenues reached Ps. 954 million on sales volume of 2.056 million hectoliters.  Cost of sales reached Ps. 631 million, resulting in a gross margin of 33.9% of total revenues.  Operating expenses represented 31.0% of total revenues at Ps. 295 million, with administrative expenses of Ps. 53 million and selling expenses of Ps. 242 million.  The quarter showed operating income of Ps. 28 million.

During the third quarter, we agreed with Brazilian Federal and Sao Paulo State tax authorities to settle a significant portion of Kaiser’s outstanding fiscal contingencies under the attractive economic terms of their amnesty programs.  Kaiser paid an aggregate amount equivalent to US$ 200 million, and we have now removed from Kaiser’s balance sheet substantially all of the fiscal contingencies for which FEMSA Cerveza is not indemnified.  This represents an important step for us and is another sign of FEMSA’s full commitment to Brazil.

We continue to make progress in stabilizing the Kaiser operation.  Based on our analysis, we are gradually adjusting the roles and positioning of our brands within the portfolio and we have launched several initiatives ahead of the Brazilian summer season, including a new version of our brand Sol that is tailored to Brazilian preferences.  We are also repositioning the Kaiser brand with a regional emphasis, and initial signs and feedback on our initiatives are encouraging.  Our turnaround plan for Kaiser is on track on the basis of the targets we set for 2006.

Oxxo Stores – FEMSA Comercio

Total revenues increased 18.5% to Ps. 9.206 billion in 3Q06.  The primary reason for the increase was the opening of 116 net new Oxxo stores in the quarter, and a total of 698 net new Oxxo stores since 3Q05 for a total of 4,482 Oxxo stores nationwide.  For the first nine months of 2006, total revenues increased 20.0% to Ps. 25.943 billion.

October 27, 2006

Same-store sales increased an average of 6.0% in 3Q06, driven by increases of 3.9% in store traffic and 2.1% in average store ticket.  These increases again reflect stronger promotional activity and category management practices that are enabling Oxxo to drive more customers into the store, while realizing a slightly higher ticket per transaction.

For the first nine months of 2006, Oxxo same store sales increased an average of 7.6%, driven by increases of 5.5% in store traffic and 2.1% in average store ticket.

Cost of sales increased 16.9% to Ps. 6.733 billion in 3Q06, resulting in a 100 basis point expansion in gross margin, to 26.9% of total revenues.  This improvement resulted from better purchasing terms and coordinated efforts with our suppliers to provide the right promotions and the right products for consumers.

Income from operations increased 38.2% to Ps. 391 million.  Despite continued investment in Oxxo’s infrastructure, operating margin expanded by 60 basis points to 4.2% of total revenues in 3Q06 as the improved gross margin was partially offset by increased selling expenses, driven mainly by higher energy tariffs.

For the first nine months of 2006, income from operations increased 23.8% to Ps. 958 million, resulting in an operating margin of 3.7%, a 10 basis point improvement from the prior year.

Recent Developments

FEMSA to acquire KOF shares from The Coca-Cola Company
Pursuant to the Memorandum of Understanding agreed to by FEMSA and The Coca-Cola Company (“TCCC”) in the context of KOF’s acquisition of Panamco in 2003, FEMSA will acquire from TCCC 147,981,161 “D” shares of KOF representing 8.01% of the equity of the company, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million.  The transaction will take place on November 3, 2006.  Following the transaction, ownership stakes in KOF will be 53.73% for FEMSA, 31.60% for TCCC, and the public float will remain unchanged at 14.67%.  This transaction reflects FEMSA’s conviction in the compelling growth and return prospects of the leading bottler in Latin America.

FEMSA Cerveza
FEMSA Cerveza developed and launched its first Flavored Alcoholic Beverage, Soul Citric, leveraging the company’s operating and marketing assets and capabilities.  Soul Citric is a malt-based beverage targeted at young adults, and will be distributed mainly in the on-premise channel as well as through Oxxo.

October 27, 2006

CONFERENCE CALL INFORMATION:
Our Third Quarter and First Nine Months of 2006 Conference Call will be held on: Monday October 30, 2006, 9:00 A.M. Eastern Time (8:00 AM Mexico City Time).  To participate in the conference call, please dial: Domestic U.S.: 1-888-202-2422, International: 913-981-5592.  This Conference Call will also be transmitted through live webcast at www.femsa.com/investor
If you are unable to participate live, an instant replay of the conference call will be available through November 5, 2006. To listen to the replay please dial: Domestic U.S.: 1-888-203-1112; International: 719-457-0820, Passcode: 4885114.

Set forth in this press release is certain unaudited financial information for FEMSA for the third quarter and first nine months of 2006 compared to the third quarter and nine months of 2005.  We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

All of the figures in this report were prepared in accordance with Financial Reporting Standards (Mexican GAAP) and have been restated in constant Mexican pesos (“Pesos” or “Ps.”) with purchasing power as of September 30, 2006.  As a result, all percentage changes are expressed in real terms.

The translations of Mexican pesos into U.S. dollars are included solely for the convenience of the reader, using the exchange rate provided by the company in the tables that accompany this release.  The exchange rate used for this purpose is 11.0152 Mexican pesos per U.S. dollar, which is as of the end of the reporting period.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us.  These forward-looking statements reflect management’s expectations and are based upon currently available data.  Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow

October 27, 2006

FEMSA

Consolidated Income Statement
Expressed in Millions of Pesos

	For the third quarter of:					For the nine months of:

	2006	% of rev.	2005	% of rev.	% Increase	2006	% of rev.	2005	% of rev.	% Increase

Net sales	32,070	99.7	28,105	99.6	14.1	92,229	99.7	80,773	99.5	14.2
Other operating revenues	82	0.3	126	0.4	(34.9)	303	0.3	411	0.5	(26.3)

Total revenues	32,152	100.0	28,231	100.0	13.9	92,532	100.0	81,184	100.0	14.0
Cost of sales	17,522	54.5	15,105	53.5	16.0	50,043	54.1	43,367	53.4	15.4

Gross profit	14,630	45.5	13,126	46.5	11.5	42,489	45.9	37,817	46.6	12.4

Administrative expenses	2,072	6.4	1,766	6.3	17.3	6,061	6.6	5,312	6.5	14.1
Selling expenses	8,105	25.3	7,035	24.9	15.2	23,739	25.6	20,765	25.6	14.3

Operating expenses	10,177	31.7	8,801	31.2	15.6	29,800	32.2	26,077	32.1	14.3

Income from operations	4,453	13.8	4,325	15.3	3.0	12,689	13.7	11,740	14.5	8.1

Interest expense	(1,009)		(1,155)		(12.6)	(3,040)		(3,366)		(9.7)
Interest income	194		186		4.3	543		485		12.0

Interest expense, net	(815)		(969)		(15.9)	(2,497)		(2,881)		(13.3)
Foreign exchange (loss) gain	264		74		N.S.	(116)		213		N.S.
Gain (loss) on monetary position	587		342		71.6	805		648		24.2
Unhedged derivative instrument (loss) gain	80		(92)		N.S.	(44)		(54)		(18.5)

Integral result of financing	116		(645)		N.S.	(1,852)		(2,074)		(10.7)
Other (expenses) income	(392)		(118)		N.S.	(746)		(372)		N.S.

Income before taxes	4,177		3,562		17.3	10,091		9,294		8.6
Taxes	(1,399)		(1,192)		17.4	(3,394)		(3,460)		(1.9)

Net income	2,778		2,370		17.3	6,697		5,834		14.8

Net majority income	1,929		1,733		11.3	4,905		4,036		21.5
Net minority income	849		637		33.3	1,792		1,798		(0.3)

EBITDA & CAPEX

Income from operations	4,453	13.8	4,325	15.3	3.0	12,689	13.7	11,740	14.5	8.1
Depreciation	1,073	3.3	986	3.5	8.8	3,076	3.3	2,755	3.4	11.7
Amortization & other	881	2.8	806	2.9	9.3	2,752	3	2,582	3.1	6.6

EBITDA	6,407	19.9	6,117	21.7	4.7	18,517	20.0	17,077	21.0	8.4
CAPEX	2,163		1,673		29.3	5,510		4,305		28.0

FINANCIAL RATIOS	2006		2005		Var. p.p.

Liquidity(1)	0.92		1.38		(0.47)
Interest coverage(2)	7.42		5.93		1.49
Leverage(3)	0.88		0.91		(0.03)
Capitalization(4)	33.88%		35.85%		(1.97)

(1)	Total current assets / total current liabilities.
(2)	Income from operations + depreciation + amortization & other / interest expense, net.
(3)	Total liabilities / total stockholders’ equity.
(4)	Total debt / long-term debt + stockholders´ equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.

October 27, 2006

FEMSA

Consolidated Balance Sheet
As of September 30:
(Expressed in Millions of Pesos as of September 30, 2006)

	2006	2005	% Increase

ASSETS

Cash and cash equivalents	10,821	8,963	20.7
Accounts receivable	5,805	5,045	15.1
Inventories	7,133	6,272	13.7
Prepaid expenses and other	2,216	1,797	23.3

Total current assets	25,975	22,077	17.7
Property, plant and equipment, net	50,513	48,169	4.9
Intangible assets (1)	54,054	48,955	10.4
Deferred assets	7,084	6,375	11.1
Other assets	3,873	4,265	(9.2)

TOTAL ASSETS	141,499	129,841	9.0

LIABILITIES & STOCKHOLDERS´ EQUITY

Bank loans	5,031	1,177	N.S.
Current maturities long-term debt	6,036	651	N.S.
Interest payable	460	489	(5.9)
Operating liabilities	16,773	13,636	23.0

Total current liabilities	28,300	15,953	77.4
Long-term debt	27,446	36,072	(23.9)
Deferred income taxes	3,419	3,646	(6.2)
Labor liabilities	2,686	2,243	19.8
Other liabilities	4,483	4,110	9.1

Total liabilities	66,334	62,024	6.9
Total stockholders’ equity	75,165	67,817	10.8

LIABILITIES AND STOCKHOLDERS’ EQUITY	141,499	129,841	9.0

(1)	Includes mainly the intangible assets generated by acquisitions.

	September 30, 2006

DEBT MIX	Ps.	% Integration	Average Rate

Denominated in:
Mexican pesos	25,369	65.9%	9.6%
Dollars	11,603	30.1%	6.9%
Brazilian Reals	550	1.4%	10.4%
Venezuelan bolivars	381	1.0%	11.2%
Colombian pesos	452	1.2%	14.0%
Argentinan pesos	158	0.4%	9.3%

Total debt	38,513	100.0%	8.9%

Fixed rate (1)	35,135	91.2%
Variable rate (1)	3,378	8.8%

% of Total Debt	2006	2007	2008	2009	2010	2011	2012+

DEBT MATURITY PROFILE	16.2%	12.8%	13.8%	14.7%	12.7%	10.8%	19.1%

(1)	Includes the effect of interest rate swaps.

October 27, 2006

Coca-Cola FEMSA

Results of Operations
Expressed in Millions of Pesos

	For the third quarter of:					For the nine months of:

	2006	% of rev.	2005	% of rev.	% Increase	2006	% of rev.	2005	% of rev.	% Increase

Net sales	14,328	99.7	13,131	99.3	9.1	41,555	99.7	38,799	99.3	7.1
Other revenues	41	0.3	97	0.7	(57.7)	138	0.3	278	0.7	(50.4)

Total revenues	14,369	100.0	13,228	100.0	8.6	41,693	100.0	39,077	100.0	6.7
Cost of sales	7,534	52.4	6,713	50.7	12.2	21,719	52.1	19,949	51.1	8.9

Gross profit	6,835	47.6	6,515	49.3	4.9	19,974	47.9	19,128	48.9	4.4

Administrative expenses	766	5.3	720	5.4	6.3	2,310	5.5	2,159	5.5	7.0
Selling expenses	3,722	26.0	3,528	26.8	5.5	10,950	26.3	10,473	26.8	4.6

Operating expenses	4,488	31.3	4,248	32.2	5.6	13,260	31.8	12,632	32.3	5.0

Income from operations	2,347	16.3	2,267	17.1	3.5	6,714	16.1	6,496	16.6	3.4
Depreciation	403	2.8	336	2.5	19.9	1,123	2.7	1,009	2.6	11.3
Amortization & other	370	2.6	296	2.3	25.0	1,044	2.5	897	2.3	16.4

EBITDA	3,120	21.7	2,899	21.9	7.6	8,881	21.3	8,402	21.5	5.7
Capital expenditures	673		537		25.3	1,813		1,146		58.2

Sales volumes (Millions of unit cases)

Mexico	272.9	54.3	262.4	55.6	4.0	808.2	54.9	768.7	55.0	5.1
Central America	29.7	5.9	26.9	5.7	10.4	87.6	5.9	81.0	5.8	8.1
Colombia	49.7	9.9	45.4	9.6	9.5	137.0	9.3	131.9	9.4	3.9
Venezuela	47.7	9.5	44.3	9.4	7.7	132.8	9.0	129.9	9.3	2.2
Brazil	64.0	12.7	59.0	12.5	8.5	192.0	13.0	179.7	12.9	6.8
Argentina	39.1	7.8	34.3	7.2	14.0	116.8	7.9	105.6	7.6	10.6

Total Coca-Cola FEMSA	503.1	100.0	472.3	100.0	6.5	1,474.4	100.0	1,396.8	100.0	5.6

October 27, 2006

FEMSA Cerveza

Results of Operations
Expressed in Millions of Pesos

For the third quarter of:

	FEMSA Cerveza					Kaiser		Total FEMSA Cerveza

	2006	% of rev.	2005	% of rev.	% Increase	2006	% of rev.	2006	% of rev.

Domestic beer sales	6,455	79.9	5,994	80.2	7.7			7,409	82.0
Export beer sales	852	10.5	747	10.0	14.1			852	9.4

Beer sales	7,307	90.4	6,741	90.2	8.4			8,261	91.4
Packaging sales	730	9.0	705	9.4	3.5			730	8.1

Net sales	8,037	99.4	7,446	99.6	7.9	954	100.0	8,991	99.5
Other revenues	45	0.6	28	0.4	60.7	—	—	45	0.5

Total revenues	8,082	100.0	7,474	100.0	8.1	954	100.0	9,036	100.0
Cost of sales	3,269	40.4	2,954	39.5	10.7	631	66.1	3,900	43.2

Gross profit	4,813	59.6	4,520	60.5	6.5	323	33.9	5,136	56.8

Administrative expenses	951	11.8	897	12.0	6.0	53	5.6	1,004	11.1
Selling expenses	2,203	27.3	1,901	25.5	15.9	242	25.4	2,445	27.0

Operating expenses	3,154	39.1	2,798	37.5	12.7	295	31.0	3,449	38.1

Income from operations	1,659	20.5	1,722	23.0	(3.7)	28	2.9	1,687	18.7

Depreciation	374	4.6	380	5.1	(1.6)	37	3.9	411	4.5
Amortization & other	526	6.6	535	7.2	(1.7)	9	1.0	535	5.9

EBITDA	2,559	31.7	2,637	35.3	(3.0)	74	7.8	2,633	29.1
Capital expenditures	832	0.0	685	0.0	21.5	51		883	0.0

Sales volumes (Thousand hectoliters)

Domestic	6,651.4	88.7	6,381.0	89.8	4.2	—	—	6,651.4	69.6
Exports	843.2	11.3	722.5	10.2	16.7	—	—	843.2	8.8
Brazil	—	—	—	—	—	2,055.9	100.0	2,055.9	21.5

Total	7,494.6	100.0	7,103.5	100.0	5.5	2,055.9	100.0	9,550.5	100.0

Price per hectoliter

Domestic	970.5		939.4		3.3	—
Exports	1,010.4		1,033.9		(2.3)	—
Brazil	—		—		—	464.0

Total	975.0		949.0		2.7	464.0

October 27, 2006

FEMSA Cerveza

Results of Operations
Expressed in Millions of Pesos

For the nine months of:

	FEMSA Cerveza					Kaiser		Total FEMSA Cerveza

	2006	% of rev.	2005	% of rev.	% Increase	2006	% of rev.	2006	% of rev.

Domestic beer sales	18,554	79.9	16,918	79.9	9.7			21,354	82.1
Export beer sales	2,276	9.9	2,081	9.8	9.4			2,276	8.8

Beer sales	20,830	89.8	18,999	89.7	9.6			23,630	90.9
Packaging sales	2,230	9.6	2,071	9.8	7.7			2,230	8.5

Net sales	23,060	99.4	21,070	99.5	9.4	2,800	100.0	25,860	99.4
Other revenues	148	0.6	115	0.5	28.7	—	—	148	0.6

Total revenues	23,208	100.0	21,185	100.0	9.5	2,800	100.0	26,008	100.0
Cost of sales	9,185	39.6	8,553	40.4	7.4	1,847	66.0	11,032	42.4

Gross profit	14,023	60.4	12,632	59.6	11.0	953	34.0	14,976	57.6

Administrative expenses	2,819	12.1	2,591	12.2	8.8	124	4.4	2,943	11.3
Selling expenses	6,557	28.3	5,800	27.4	13.1	734	26.2	7,291	28.1

Operating expenses	9,376	40.4	8,391	39.6	11.7	858	30.6	10,234	39.4

Income from operations	4,647	20.0	4,241	20.0	9.6	95	3.4	4,742	18.2

Depreciation	1,110	4.8	1,142	5.4	(2.8)	107	3.8	1,217	4.7
Amortization & other	1,682	7.3	1,647	7.8	2.1	29	1.1	1,711	6.6

EBITDA	7,439	32.1	7,030	33.2	5.8	231	8.3	7,670	29.5
Capital expenditures	2,336		2,075		12.6	68		2,404

Sales volumes (Thousand hectoliters)

Domestic	19,187.8	89.5	18,234.0	90.4	5.2	—	—	19,187.8	70.1
Exports	2,249.3	10.5	1,940.8	9.6	15.9	—	—	2,249.3	8.2
Brazil	—	—	—	—	—	5,953.9	100.0	5,953.9	21.7

Total	21,437.1	100.0	20,174.8	100.0	6.3	5,953.9	100.0	27,391.0	100.0

Price per hectoliter

Domestic	967.0		927.8		4.2	—
Exports	1,011.9		1,072.2		(5.6)	—
Brazil	—		—		—	470.3

Total	971.7		941.7		3.2	470.3

October 27, 2006

FEMSA Comercio

Results of Operations
Expressed in Millions of Pesos

	For the third quarter of:					For the nine months of:

	2006	% of rev.	2005	% of rev.	% Increase	2006	% of rev.	2005	% of rev.	% Increase

Net sales	9,206	100.0	7,772	100.0	18.5	25,943	100.0	21,611	100.0	20.0
Other revenues	—	—	—	—	—	—	—	—

Total revenues	9,206	100.0	7,772	100.0	18.5	25,943	100.0	21,611	100.0	20.0
Cost of sales	6,733	73.1	5,760	74.1	16.9	19,092	73.6	16,026	74.2	19.1

Gross profit	2,473	26.9	2,012	25.9	22.9	6,851	26.4	5,585	25.8	22.7

Administrative expenses	175	1.9	162	2.1	8.0	528	2.0	449	2.1	17.6
Selling expenses	1,907	20.8	1,567	20.2	21.7	5,365	20.7	4,362	20.1	23.0

Operating expenses	2,082	22.7	1,729	22.3	20.4	5,893	22.7	4,811	22.2	22.5

Income from operations	391	4.2	283	3.6	38.2	958	3.7	774	3.6	23.8

Depreciation	104	1.1	86	1.1	20.9	300	1.2	246	1.1	22.0
Amortization & other	89	1.0	85	1.1	4.7	264	1.0	225	1.1	17.3

EBITDA	584	6.3	454	5.8	28.6	1,522	5.9	1,245	5.8	22.2
Capital expenditures	563		391		44.0	1,194		860		38.8

Information of Convenience Stores

Total stores						4,482		3,784		18.4
Net new convenience stores:	116		124		(6.5)
vs. September prior year						698		525		33.0
vs. December prior year						341		318		7.2
Same store data: (1)
Sales (thousands of pesos)	658.8		621.1		6.0	636.6		591.0		7.6
Traffic	23.4		22.5		3.9	22.5		21.3		5.5
Ticket	28.1		27.6		2.1	28.3		27.7		2.1

(1)	Monthly average information per store, considering same stores with at least 13 months of operations.

October 27, 2006

FEMSA

Other Financial Information

MACROECONOMIC INFORMATION

	Inflation		Exchange Rate

	September 05 - September 06	December 05 - September 06	Per USD	Per Mx. Peso

Mexico	4.09%	2.47%	11.0152	1.0000
Colombia	1.87%	2.18%	2,394.3100	0.0046
Venezuela	17.50%	15.73%	2,150.0000	0.0051
Brazil	7.45%	13.60%	2.1742	5.0663
Argentina	5.47%	7.04%	3.1040	3.5487

October 27, 2006

2006
THIRD-QUARTER AND NINE-MONTHS RESULTS

	Third Quarter			YTD

	2006	2005	r %	2006	2005	r %

Total Revenues	14,369	13,228	8.6%	41,693	39,077	6.7%

Gross Profit	6,835	6,515	4.9%	19,974	19,128	4.4%

Operating Income	2,347	2,267	3.5%	6,714	6,496	3.4%

Majority Net Income	1,709	1,187	44.0%	3,306	3,278	0.9%

EBITDA(1)	3,120	2,899	7.6%	8,881	8,402	5.7%

Net Debt (2) (3)	16,268	18,510

EBITDA (1) / Interest Expense	5.36	4.06		5.41	4.42

Earnings per Share	0.93	0.64		1.79	1.78

Average Shares Outstanding	1,846.5	1,846.5		1,846.5	1,846.5

Expressed in million of Mexican pesos with purchasing power as of September 30, 2006, except for per share amount.
(1)	EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges. See reconciliation table on page 11.
(2)	Figures for 2005 are as of December 31, 2005
(3)	Net Debt = Total Debt - Cash

•

Total revenues increased 8.6% to Ps. 14,369 million in the third quarter of 2006, driven by growth in all of our operations and increased 6.7% for the first nine months of the year to Ps. 41,693 million.

•

In spite of raw material cost pressures across our operations and a more competitive environment in our main markets, our consolidated operating income grew 3.5% to Ps. 2,347 million for the third quarter of 2006 and 3.4% for the first nine months of the year to Ps. 6,714 million. Our operating margin was 16.3% for the third quarter of 2006 and 16.1% for the first nine months of the year.

•

Consolidated majority net income increased 44.0% to Ps. 1,709 million, resulting in earnings per share of Ps. 0.93 for the third quarter of 2006, and increased 0.9% to Ps. 3,306 million for the first nine months of the year, resulting in earnings per share of Ps. 1.79.

Mexico City (October 27, 2006), Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the third quarter 2006 and the first nine months of the year.

“Our new comprehensive cooperation framework with The Coca-Cola Company demonstrates the collaborative relationship we continue to build with them and underscores the willingness of both of us to look for value-creating alternatives from a potentially larger revenue pool.  We will keep pursuing opportunities that seek to fulfill the growth potential that Coca-Cola FEMSA can achieve by transferring its strong and distinctive operating model and capabilities to other territories,” said José Antonio Fernandez, Chairman of the Company.

October 27, 2006

CONSOLIDATED RESULTS

Our consolidated revenues increased 8.6% to Ps. 14,369 million in the third quarter of 2006 as a result of increases in all of our territories. In spite of a more competitive environment, our consolidated average price per unit case increased 1.0% to Ps. 28.09 (US$ 2.56),driven by increases in average price per unit case in all of our territories except for Mexico. Our multi-segmentation strategy combined with price increases in certain countries drove this increase.

Total sales volume increased 6.5% to 503.1 million unit cases in the third quarter of 2006 as compared to the same period of 2005, mainly driven by a 7% volume growth of brand Coca-Cola, which accounted for almost 70% of our total incremental volumes during the quarter. Sales volume growth in Mexico and Brazil accounted for approximately 50% of our incremental volume. Carbonated soft drinks sales volume grew 6.6% to 426.7 million unit cases, driven by incremental volumes across all of our territories.

Our gross profit rose 4.9% to Ps. 6,835 million in the third quarter of 2006, compared to the third quarter of 2005 driven by increases in all of our operations. Gross margin decreased 170 basis points to 47.6% in the third quarter of 2006 from 49.3% in the same period of 2005, due to a 5.3% increase in our average cost per unit case resulting from increases in our sweetener cost in all of our territories, except for Central America and higher resin prices in some of the territories.

Our consolidated operating income grew 3.5% to Ps. 2,347 million in the third quarter of 2006, double-digit increases in operating income in Central America and Colombia, and the operating income growth in Brazil, more than compensated decreases in Mexico, Venezuela, and Argentina. Our operating margin was 16.3% in the third quarter of 2006, a decline of 80 basis points as compared to the same period of 2005 mainly due to a decline in the gross margin.

Our integral cost of financing shifted from a loss of Ps. 364 million in the third quarter of 2005 to a gain of Ps. 369 million in the same period of 2006, driven by (i) foreign exchange gain resulting from the appreciation of the Mexican peso against the U.S. dollar as applied to our net liability position denominated in foreign currency, compared to a loss recorded during the same period in 2005, (ii) a higher monetary position gain resulting from the inflation rate applied to our monetary position and (iii) a reduction in interest expenses as compared to the third quarter of 2005.

During the third quarter of 2006, income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 31.2% as compared to 33.6% in the same quarter of 2005. During the quarter we took advantage from a tax loss carry forward in some of our operations, resulting in a reduction in our effective tax rate in the quarter.

Our consolidated majority net income increased by 44.0% to Ps. 1,709 million in the third quarter of 2006 compared to the third quarter of 2005 driven by (i) a foreign exchange gain mentioned above, (ii) lower interest expenses, and (iii) higher operating income. Earnings per share (“EPS”) were Ps. 0.93 (US$ 0.85 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

“In the third quarter, our multi-segmentation strategy continued to deliver strong top-line growth, letting us gain share of revenues within the beverage industry in almost all of our territories despite the competitive environment in some of our markets and the external realities in others. We also generated solid bottom-line growth in the face of cost pressures in the majority of our operations, thanks to our understanding of retail dynamics and operating practices—which we tailor to suit local market conditions. Importantly, our successful debt reduction, reaching almost U.S.$1.0 billion over the past few years, has driven down our interest expenses and produced strong, sustainable cash-flow generation even though we continue investing in our business.” said Carlos Salazar, Chief Executive Officer of the Company.

October 27, 2006

BALANCE SHEET

As of September 30, 2006, Coca-Cola FEMSA had a cash balance of Ps. 4,255 million (US$ 388 million), an increase of Ps. 2,106 million (US$ 192 million) compared to December 31, 2005, resulting mainly from internal cash generation, net of Coca-Cola FEMSA’s dividend payment in the amount of Ps. 705 million (US$ 64 million) made in the first half of the year, and some additional indebtedness.

Total short-term debt was Ps. 6,788 million (US$ 618 million) and long-term debt was Ps. 13,735 million (US$ 1,251 million), total gross debt decreased by Ps. 136 million (US$ 12 million) compared to year end of 2005, mainly as a result of the Mexican inflation rate as applied to our year end 2005 debt balance, accordingly to Mexican General Accepted Accounting Principles. Net debt decreased approximately Ps. 2,204 million (US$ 204 million) compared to year end of 2005 and in nominal U.S. dollar terms net debt declined US$ 1,000 million since the second quarter of 2003 when we acquired Panamco.

The weighted average cost of debt for the quarter was 8.48%. The following chart sets forth the Company’s debt profile by currency and interest rate type as of September 30, 2006:

Currency	% Total Debt(2)	% Interest Rate Floating(2)

U.S. dollars	44.8%	31.4%
Mexican pesos	46.3%	—
Colombian pesos	3.1%	25.3%
Other (1)	5.9%	—

(1)	Includes the equivalent of US$74.5 million denominated in Argentine pesos, and US$34.6 million denominated in Venezuelan bolivares.
(2)	After giving effect to cross-currency swaps.

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos and U.S. dollars as of September 30, 2006

	Jan - Sep 2006

	Ps.	USD

Net income	3,408	310
Non cash charges to net income	2,694	245

	6,102	555

Change in working capital	(607)	(55)

NRGOA(1)	5,495	500

Total investments	(1,793)	(163)
Dividends paid	(705)	(64)
Debt reduction	(148)	(13)
Deferred taxes and others	(743)	(68)

Increase in cash and cash equivalents	2,106	192

Cash and cash equivalents at begining of period	2,149	196
Cash and cash equivalents at end of period	4,255	388

(1)	Net Resources Generated by Operating Activities

October 27, 2006

MEXICAN OPERATING RESULTS

Revenues

Revenues from our Mexican territories increased 2.8% to Ps. 7,701 million in the third quarter of 2006, as compared to the same period of the previous year. Sales volume growth compensated for lower average price per unit case. Price increases implemented during the year partially compensated for incremental volumes in multi-serve presentations, which carry lower prices per unit case, resulting in an average price per unit case decrease of 1.0% to Ps. 28.16 (US$ 2.57). Excluding Ciel water volume in 5.0, 19.0 and 20.0-liter packaging presentations, our average price per unit case was Ps. 32.40 (US$ 2.95) a 1.0% decline in real terms as compared to the same period of 2005.

Total sales volume increased 4.0% to 272.9 million unit cases in the third quarter of 2006, as compared to the third quarter of 2005, mainly resulting from a 4.1% sales volume growth in carbonated soft drinks.  Brand Coca-Cola accounted for over 80% of our total incremental volumes and the majority of the balance came from bottled water. Non-carbonated beverage segment excluding non-flavored bottled water, the grew 34.4% in the third quarter of 2006 as a result of strong volume growth from Ciel Aquarius, a flavored no-calorie water,  which almost doubled its sales volume during the quarter as compared to the same period of 2005.

Operating Income

Our gross profit increased 0.9% to Ps. 4,038 million in the third quarter of 2006 as compared to the same period of 2005. Gross margin declined from 53.4% in the third quarter of 2005 to 52.4% in the same period of 2006, resulting from higher raw material prices year over year, mainly resin and sugar, combined with the depreciation of the Mexican peso as applied to our U.S. dollar-denominated costs.

Operating expenses increased 2.5% during the quarter, less than our revenues, driven by higher breakage expenses of returnable presentations. Operating income decreased 1.4% to Ps. 1,607 million in the third quarter of 2006, as compared to the same period of 2005, mainly as a result of higher costs per unit case. Our operating income margin decreased by 90 basis points to 20.9% in the third quarter of 2006, as compared to 21.8% in the same period of 2005.

October 27, 2006
17

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Revenues reached Ps. 1,031 million in the third quarter of 2006, an increase of 19.3% as compared to the same period of 2005. Volume growth and average price increases, contributed equally to our incremental revenues in the quarter. Average price per unit case increased by 7.5% to Ps. 34.48 (US$ 3.14), mainly as a result of price increases implemented during the year throughout the region.

Total sales volume in our Central American territories grew 10.4% to 29.7 million unit cases in the third quarter of 2006, as compared to the same period of 2005, resulting from incremental volumes in each of our Central American territories. Volume growth from carbonated soft drinks, mainly coming from Nicaragua and Costa Rica, which accounted for over 60% of our incremental volume and the non-carbonated segment, including bottled water, represented the balance. Non-carbonated beverages grew as a percentage of total sales volume from 2.2% in the third quarter 2005 to 5.4% in the same period of 2006, mainly driven by Hi-C, a juice-based product.

Operating Income

Gross profit increased by 22.1% in the third quarter of 2006, as compared to the same period of 2005, to Ps. 481 million as a result of operating leverage due to higher revenues. In spite of higher packaging costs coming from a packaging mix shift towards non-returnable presentations our gross margin rose from 45.6% in the third quarter of 2005 to 46.7% in the same period of 2006.

Our operating income increased 75.3% to Ps. 156 million in the third quarter of 2006, resulting in a margin expansion of 480 basis points to 15.3% as compared to the same period of 2005. Higher fixed-cost absorption due to an increase in revenue combined with operating savings coming from the closing of distribution centers throughout the region drove this growth during the quarter.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues increased 11.4% to Ps. 1,371 million in the third quarter of 2006, as compared to the third quarter of 2005. Higher volumes drove over 80% of this growth, and higher average prices represented the majority of the balance. Our average price per unit case grew 1.7% to Ps. 27.59 (US$ 2.51), as a result of price increases implemented in the year and a mix shift towards higher average price per unit case products.

Total sales volume in the third quarter of 2006 grew 9.5%, as compared to the same period of 2005, to 49.7 million unit cases. Carbonated soft drinks volume growth accounted for over 80% of the incremental volume in the quarter, mainly driven by brand Coca-Cola with non-flavored water accounting for the majority of the balance. Non-carbonated beverages, excluding non-flavored water, more than doubled its size from a very low base during the quarter.

Operating Income

In spite of cost pressures during the quarter, our gross profit increased 9.0% to Ps. 607 million in the third quarter of 2006, as compared to the same period of the previous year. Cost pressures driven by sugar price increases and higher packaging costs resulting from a packaging mix shift towards non-returnable presentations, more than offset savings resulting from light-weighting bottles initiatives, resulting in a gross margin decline of 90 basis points from 45.2% in the third quarter of 2005 to 44.3% in the third quarter of 2006.

Operating expenses remained almost flat in absolute terms and declined by 310 basis points as percentage of total revenues, due to operating leverage achieved by higher revenues. Operating income increased 29.9% to Ps. 204 million in the third quarter of 2006, as compared to the same period of 2005, resulting in margin improvement of 210 basis points reaching an operating margin of 14.9%.

October 27, 2006
18

VENEZUELAN OPERATING RESULTS

Revenues

Revenues from our Venezuelan operations increased 15.1% to Ps. 1,657 million in the third quarter of 2006, as compared to the same period of 2005. Volume growth and average price increases, driven by a favorable product and packaging mix shift, contributed equally to our incremental revenues in the quarter. Our average price reached Ps. 34.68 (US$ 3.16) in the third quarter of 2006.

Total sales volume increased 7.7% to 47.6 million unit cases during the third quarter of 2006, as compared to the same quarter of 2005, driven by a 10.9% volume growth of carbonated beverages. Carbonated beverages grew 10.9% in the third quarter of 2006 as compared to the same period of 2005 and non-carbonated beverages, excluding non-flavored water, grew 4.5% in the quarter, mainly driven by Nestea, a ready to drink iced-tea, which accounted for over 15% of our total incremental volumes in the quarter.

Operating Income

Gross profit increased 14.2% to Ps. 643 million in the third quarter of 2006, as compared to the same period of the previous year. In spite of higher sugar prices, salary increases and higher packaging costs due to a shift in packaging mix to non-returnable presentations, our gross margin remained almost flat at 38.8% in the third quarter of 2006 as compared to the previous year.

Operating expenses increased 19.2% to Ps. 596 million in the third quarter of 2006, reflecting increases in depreciation costs; and higher freight costs and salary increases implemented during the last twelve months primarily due to inflationary pressures. Higher revenues partially offset the increase in operating expenses, resulting in an operating income decline of 25.4% to Ps. 47 million in the third quarter of 2006 as compared to the same period of 2005. Our operating margin decreased 160 basis points from 4.4% in the third quarter of 2005 to 2.8% in the same period of 2006.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues increased 13.3% to Ps. 757 million in the third quarter of 2006, as compared to the same period of the previous year, mainly driven by a 14.0% sales volume growth. Average price per unit case was Ps. 19.21 (US$ 1.75) in the third quarter of 2006, an increase of 1.8% as compared to the previous year driven by a product mix shift towards our premium and core brands, which carry higher average prices per unit case.

In the third quarter of 2006, total sales volume increased 14.0% to 39.1 million unit cases, as compared to the same period of 2005. Carbonated soft drinks volumes increased 13.1% in the quarter, with the Coca-Cola brand accounting for over 50% of the incremental volumes and Fanta and Sprite for the majority of the balance. Sales volume of non-carbonated beverages, excluding non-flavored bottled water, doubled its size during the quarter from a small base.

Operating Income

Gross profit increased 11.6% to Ps. 299 million in the third quarter of 2006, as compared to the third quarter of 2005. Our gross margin decreased 60 basis points to 39.5%, as compared to the third quarter of 2005, due to higher polyethylene terephtalate (“PET”) bottle prices and labor costs.

Operating expenses increased 21.1% in the third quarter of 2006 mainly due to higher depreciation expenses, freight costs and salaries. Higher revenues were more than offset by incremental expenses resulting in a decline in operating income of 5.2% to Ps. 92 million in the third quarter of 2006, as compare to the same period of 2005. Our operating income margin decreased 230 basis points to 12.2%.

October 27, 2006
19

BRAZILIAN OPERATING RESULTS

In January 2006, FEMSA Cerveza acquired an indirect controlling stake in Cervejarias Kaiser Brasil S.A. or Cervejarias Kaiser. As of February 2006, Coca-Cola FEMSA has subsequently agreed to continue to distribute the Kaiser beer portfolio and to resume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004. Beer sales volume will not be included in our sales volume for the 2006 period, although revenues and costs will be recorded in our income statement. In 2005, we did not include beer that we distributed in Brazil in our sales volumes and net sales. Instead, the amount we received for distributing beer in Brazil is included in other revenues. Therefore, financial information will not be comparable with previous quarters until the first quarter of 2007, and on a yearly basis, until the end of 2007.

Revenues

Net revenues increased 23.3% to Ps. 1,844 million in the third quarter of 2006 as compared to the same period of 2005. Excluding beer, net revenues increased 10.2% to Ps. 1,647 million in the third quarter of 2006, as compared to the same period of 2005; volume growth accounted for the majority of the incremental net revenues. Excluding beer, average price per unit case increased 1.5% to Ps. 25.73 (US$ 2.34) during the third quarter of 2006, driven by price increases implemented in the quarter. Total revenues from beer were Ps. 197 million in the third quarter of 2006.

Sales volume, excluding beer, increased 8.5% to 64.0 million unit cases in the third quarter of 2006. Carbonated soft drinks sales volume growth accounted for over 80% of the incremental volumes, mainly driven by the Coca-Cola brand, with non-flavored water sales volume accounting for the majority of the balance. Non-flavored water sales volume increased almost 20% in the third quarter of 2006 and non-carbonated beverages, excluding non-flavored bottled water, grew 20%, driven by the introduction of a fruit juice based product under the Minute Maid Mais brand.

Operating Income

In the third quarter of 2006, our gross profit increased by 4.6% to Ps. 767 million, as compared to the same period of the previous year, in spite of higher sugar prices year over year, which were partially offset by the appreciation of the Brazilian real year over year as applied to our U.S. dollar-denominated costs. Gross margin was 41.4% in the third quarter of 2006.

Our operating expenses increased by 5.0% in the third quarter of 2006 as compared to the same period of 2005, however as a percentage of total revenues it declined from 32.7% to 28.4% due to higher fixed cost absorption driven by incremental revenues. Operating income was Ps. 241 million in the third quarter of 2006, an increase of 3.9% as compared to the same quarter of 2005.

October 27, 2006
20

SUMMARY OF NINE-MONTH RESULTS

Our consolidated total revenues increased 6.7% to Ps. 41,693 million in the first nine months of 2006, as compared to the same period of 2005, as a result of growth in the majority of our territories; Mexico and Brazil accounted for the majority of the growth. Consolidated average price per unit case remained almost flat in real terms at Ps. 27.79 (US$ 2.53) in the first nine months of 2006. Average price increases in Colombia, Venezuela, Brazil and Central America offset lower average price per unit case in Mexico and Argentina.

Total sales volume increased 5.6% to 1,474.4 million unit cases in the first nine months of 2006, as compared to the same period of the previous year, mainly driven by a 5.7% volume growth of brand Coca-Cola, which accounted for over 65% of our incremental volumes. Sales volume growth in Mexico and Brazil, excluding beer, accounted for over 65% of our incremental volumes. Carbonated soft-drink sales volume grew 5.6% to 1,245.8 million cases, driven by incremental volume across all of our territories.

Our gross profit increased 4.4% to Ps. 19,974 million in the first nine months of 2006, as compared to the same period of the previous year, driven by gross profit growth across all of our territories; Mexico accounted for over 40% of the incremental gross profit. Gross margin decreased to 47.9% during the first nine months of 2006 from 48.9% in the first nine months of 2005, due to higher cost per unit case in all of our territories except Mexico and Argentina.

Our consolidated operating income increased 3.4% to Ps. 6,714 million in the first nine months of 2006, as compared to the first nine months of 2005. Mexico accounted for over 65% of this growth and more than offset an operating income decline in Venezuela and Argentina. Our operating margin decreased 50 basis points to 16.1% in the first nine months of 2006, driven by the gross margin reduction.

Our consolidated majority net income was Ps. 3,306 million in the first nine months of 2006 an increase of 0.9% compared to the first nine months of 2005, mainly driven by incremental operating income, which more than offset higher integral cost of financing, driven by the depreciation of the Mexican peso versus the U.S. dollar as applied to our net monetary position denominated in foreign currency, compared to an appreciation during the same period in 2005. EPS in the third quarter of 2006 were Ps. 1.79 (US$ 1.63 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

October 27, 2006
21

RECENT DEVELOPMENTS

NEW COOPERATION FRAMEWORK WITH THE COCA-COLA COMPANY

During the third quarter of 2006, we and The Coca-Cola Company (“TCCC”) arrived at a comprehensive cooperation framework for a new stage of profitable collaboration going forward.  This new framework includes the main aspects of our relationship with TCCC and defines the terms for the new collaborative business model.  The framework is structured around three main objectives:

1. Sustainable Growth of Carbonated Soft Drinks and Non-Carbonated Beverages:

We and TCCC have defined a platform for the joint pursuit of incremental growth in the CSD category, as well as the accelerated development of the non-carbonated segment across Latin America, organically as well as through acquisitions.  To this end, TCCC will provide a relevant portion of the funds derived from the incidence increase to marketing support of the carbonated and non-carbonated soft drinks portfolio.  In addition, the new framework contemplates a new, all-encompassing business model for the development of the non-carbonated segment that further aligns our and TCCC’s objectives and should contribute to incremental long-term value creation at both companies.

2. Horizontal growth of Coca-Cola FEMSA:

The new framework includes TCCC’s endorsement of our aspiration to continue being a leading participant in the consolidation of the Coca-Cola system in Latin America, as well as our exploration of potential opportunities in other markets where our operating model and strong execution capabilities could be leveraged.

3. Long-term vision in relationship economics:

We and TCCC understand each other’s business objectives and growth plans, and the new framework provides long-term perspective on the economics of our relationship.  This will allow us and TCCC to focus on continuing to drive the business forward and generating profitable growth.

The new framework creates a compelling platform on which to continue creating value for our shareholders for years to come.

VENEZUELA - OPERATING DISRUPTIONS

On October 23, 2006 a group of persons claiming to be former third-party distributors and sponsored by two Congressional representatives of the Venezuelan National Assembly, blocked the majority of our operating facilities, including our headquarters in Venezuela, producing a short-term operating disruption. Yesterday, October 26, 2006 this blockage was ended and we resumed operations today. We do not expect this disruption will have a material adverse effect on our financial results.

October 27, 2006
22

CONFERENCE CALL INFORMATION

Our third-quarter 2006 Conference Call will be held on: October 27, 2006, 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477, Mexico: 001-866-656-5787 and International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through November 4, 2006. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

* * *

Coca-Cola FEMSA, S.A. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

* * *

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP). All figures are expressed in constant Mexican pesos with purchasing power at September 30, 2006. For comparison purposes, 2005 and 2006 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country. In addition, all comparisons in this report for the third quarter of 2006, which ended on September 30, 2006, are made against the figures for the comparable period in 2005, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report solely for the convenience of the reader have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at September 30, 2006, which exchange rate was Ps. 10.9770 to $1.00.

* * *

(7 pages of tables to follow)

October 27, 2006
23

Consolidated Balance Sheet

Expressed in million of Mexican pesos with purchasing power as of September 30, 2006

Assets	Sep 06		Dec 05

Current Assets
Cash and cash equivalents	Ps.	4,255	Ps.	2,149
Total accounts receivable		2,160		2,677
Inventories		2,934		2,283
Prepaid expenses and other		1,113		830

Total current assets		10,462		7,939

Property, plant and equipment
Property, plant and equipment		33,221		33,191
Accumulated depreciation		(15,151)		(14,770)
Bottles and cases		1,122		1,100

Total property, plant and equipment, net		19,192		19,521

Investment in shares and other		477		486
Deferred charges, net		1,277		1,344
Intangibles assets and other assets		40,829		40,487

Total Assets	Ps.	72,237	Ps.	69,778

Liabilities and Stockholders’ Equity		Sep 06		Dec 05

Current Liabilities

Short-term bank loans and notes	Ps.	6,788	Ps.	4,600
Interest payable		387		334
Suppliers		4,466		4,851
Other current liabilities		3,401		2,905

Total Current Liabilities		15,042		12,690

Long-term bank loans		13,735		16,059
Pension plan and seniority premium		860		807
Other liabilities		3,753		4,153

Total Liabilities		33,390		33,709

Stockholders’ Equity
Minority interest		1,140		1,144
Majority interest:
Capital stock		2,958		2,958
Additional paid in capital		12,654		12,654
Retained earnings of prior years		21,910		17,940
Net income for the period		3,306		4,676
Cumulative results of holding non-monetary assets		(3,121)		(3,303)

Total majority interest		37,707		34,925

Total stockholders’ equity		38,847		36,069

Total Liabilities and Equity	Ps.	72,237	Ps.	69,778

October 27, 2006
24

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2006

	3Q 06	% Rev	3Q 05	% Rev	r%	YTD 06	% Rev	YTD 05	% Rev	r%

Sales Volume (million unit cases)	503.1		472.3		6.5%	1,474.4		1,396.8		5.6%
Average price per unit case	28.09		27.80		1.0%	27.79		27.78		0.0%

Net revenues	14,328		13,131		9.1%	41,555		38,799		7.1%
Other operating revenues	41		97		-57.7%	138		278		-50.4%

Total revenues	14,369	100%	13,228	100%	8.6%	41,693	100%	39,077	100%	6.7%
Cost of sales	7,534	52.4%	6,713	50.7%	12.2%	21,719	52.1%	19,949	51.1%	8.9%

Gross profit	6,835	47.6%	6,515	49.3%	4.9%	19,974	47.9%	19,128	48.9%	4.4%

Operating expenses	4,488	31.2%	4,248	32.1%	5.6%	13,260	31.8%	12,632	32.3%	5.0%

Operating income	2,347	16.3%	2,267	17.1%	3.5%	6,714	16.1%	6,496	16.6%	3.4%

Interest expense	582		714		-18.5%	1,643		1,899		-13.5%
Interest income	84		81		3.7%	242		235		3.0%
Interest expense, net	498		633		-21.3%	1,401		1,664		-15.8%
Foreign exchange (gain) loss	(384)		4		-9700.0%	248		(243)		-202.1%
Gain on monetary position	(483)		(273)		76.9%	(620)		(445)		39.3%

Integral cost of financing	(369)		364		-201.4%	1,029		976		5.4%
Other (income) expenses, net	219		104		110.6%	395		356		11.0%

Income before taxes	2,497		1,799		38.8%	5,290		5,164		2.4%
Taxes	779		604		29.0%	1,882		1,869		0.7%

Consolidated net income	1,718		1,195		43.8%	3,408		3,295		3.4%

Majority net income	1,709	11.9%	1,187	9.0%	44.0%	3,306	7.9%	3,278	8.4%	0.9%

Minority net income	9		8		12.5%	102		17		500.0%

Operating income	2,347	16.3%	2,267	17.1%	3.5%	6,714	16.1%	6,496	16.6%	3.4%
Depreciation	403		336		19.9%	1,123		1,009		11.3%
Amortization and Other non-cash charges (2)	370		296		25.0%	1,044		897		16.4%

EBITDA (3)	3,120	21.7%	2,899	21.9%	7.6%	8,881	21.3%	8,402	21.5%	5.7%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

October 27, 2006

Mexican operations

Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2006

	3Q 06	% Rev	3Q 05	%Rev	r%	YTD 06	% Rev	YTD 05	%Rev	r%

Sales Volume (million unit cases)	272.9		262.4		4.0%	808.2		768.7		5.1%
Average price per unit case	28.16		28.45		-1.0%	27.88		28.37		-1.7%

Net revenues	7,684		7,465		2.9%	22,529		21,808		3.3%
Other operating revenues	17		28		-39.3%	38		63		-39.7%

Total revenues	7,701	100.0%	7,493	100.0%	2.8%	22,567	100.0%	21,871	100.0%	3.2%
Cost of sales	3,663	47.6%	3,493	46.6%	4.9%	10,642	47.2%	10,315	47.2%	3.2%

Gross profit	4,038	52.4%	4,000	53.4%	1.0%	11,925	52.8%	11,556	52.8%	3.2%

Operating expenses	2,431	31.6%	2,371	31.6%	2.5%	7,203	31.9%	6,961	31.8%	3.5%

Operating income	1,607	20.9%	1,629	21.7%	-1.4%	4,722	20.9%	4,595	21.0%	2.8%
Depreciation, Amortization & Other non-cash charges (2)	458	5.9%	372	5.0%	23.1%	1,313	5.8%	1,098	5.0%	19.6%

EBITDA (3)	2,065	26.8%	2,001	26.7%	3.2%	6,035	26.7%	5,693	26.0%	6.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2006

	3Q 06	% Rev	3Q 05	% Rev	r%	YTD 06	% Rev	YTD 05	% Rev	r%

Sales Volume (million unit cases)	29.7		26.9		10.4%	87.6		81.0		8.1%
Average price per unit case	34.48		32.08		7.5%	34.04		32.78		3.9%

Net revenues	1,024		863		18.7%	2,982		2,655		12.3%
Other operating revenues	7		1		600.0%	26		3		766.7%

Total revenues	1,031	100.0%	864	100.0%	19.3%	3,008	100.0%	2,658	100.0%	13.2%
Cost of sales	550	53.3%	470	54.4%	17.0%	1,611	53.6%	1,390	52.3%	15.9%

Gross profit	481	46.7%	394	45.6%	22.1%	1,397	46.4%	1,268	47.7%	10.2%

Operating expenses	325	31.5%	305	35.3%	6.6%	973	32.3%	942	35.4%	3.3%

Operating income	156	15.1%	89	10.3%	75.3%	424	14.1%	326	12.3%	30.1%
Depreciation, Amortization & Other non-cash charges (2)	50	4.8%	56	6.5%	-10.7%	161	5.4%	171	6.4%	-5.8%

EBITDA (3)	206	20.0%	145	16.8%	42.1%	585	19.4%	497	18.7%	17.7%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

October 27, 2006

Colombian operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2006

	3Q 06	% Rev	3Q 05	% Rev	r%	YTD 06	% Rev	YTD 05	% Rev	r%

Sales Volume (million unit cases)	49.7		45.4		9.5%	137.0		131.9		3.9%
Average price per unit case	27.59		27.11		1.7%	27.13		26.66		1.8%

Net revenues	1,371		1,231		11.4%	3,717		3,516		5.7%
Other operating revenues	—		—		N.M.	2		—		N.M.

Total revenues	1,371	100.0%	1,231	100.0%	11.4%	3,719	100.0%	3,516	100.0%	5.8%
Cost of sales	764	55.7%	674	54.8%	13.4%	2,080	55.9%	1,946	55.3%	6.9%

Gross profit	607	44.3%	557	45.2%	9.0%	1,639	44.1%	1,570	44.7%	4.4%

Operating expenses	403	29.4%	400	32.5%	0.8%	1,208	32.5%	1,207	34.3%	0.1%

Operating income	204	14.9%	157	12.8%	29.9%	431	11.6%	363	10.3%	18.7%
Depreciation, Amortization & Other non-cash charges (2)	76	5.5%	63	5.1%	20.6%	205	5.5%	214	6.1%	-4.2%

EBITDA (3)	280	20.4%	220	17.9%	27.3%	636	17.1%	577	16.4%	10.2%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2006

	3Q 06	% Rev	3Q 05	% Rev	r%	YTD 06	% Rev	YTD 05	% Rev	r%

Sales Volume (million unit cases)	47.7		44.3		7.7%	132.8		129.9		2.2%
Average price per unit case	34.68		32.28		7.4%	34.92		32.71		6.8%

Net revenues	1,654		1,430		15.7%	4,638		4,249		9.2%
Other operating revenues	3		9		-66.7%	12		11		9.1%

Total revenues	1,657	100.0%	1,439	100.0%	15.1%	4,650	100.0%	4,260	100.0%	9.2%
Cost of sales	1,014	61.2%	876	60.9%	15.8%	2,856	61.4%	2,531	59.4%	12.8%

Gross profit	643	38.8%	563	39.1%	14.2%	1,794	38.6%	1,729	40.6%	3.8%

Operating expenses	596	36.0%	500	34.7%	19.2%	1,707	36.7%	1,519	35.7%	12.4%

Operating income	47	2.8%	63	4.4%	-25.4%	87	1.9%	210	4.9%	-58.6%
Depreciation, Amortization & Other non-cash charges (2)	104	6.3%	72	5.0%	44.4%	250	5.4%	209	4.9%	19.6%

EBITDA (3)	151	9.1%	135	9.4%	11.9%	337	7.2%	419	9.8%	-19.6%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

October 27, 2006

Argentine operations
 Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2006

	3Q 06	% Rev	3Q 05	% Rev	r%	YTD 06	% Rev	YTD 05	% Rev	r%

Sales Volume (million unit cases)	39.1		34.3		14.0%	116.8		105.6		10.6%
Average price per unit case	19.21		18.86		1.8%	18.87		19.25		-2.0%

Net revenues	751		647		16.1%	2,204		2,033		8.4%
Other operating revenues	6		21		-71.4%	30		78		-61.5%

Total revenues	757	100.0%	668	100.0%	13.3%	2,234	100.0%	2,111	100.0%	5.8%
Cost of sales	458	60.5%	400	59.9%	14.5%	1,346	60.3%	1,290	61.1%	4.3%

Gross profit	299	39.5%	268	40.1%	11.6%	888	39.7%	821	38.9%	8.2%

Operating expenses	207	27.3%	171	25.6%	21.1%	610	27.3%	511	24.2%	19.4%

Operating income	92	12.2%	97	14.5%	-5.2%	278	12.4%	310	14.7%	-10.3%
Depreciation, Amortization & Other non-cash charges (2)	42	5.5%	33	4.9%	27.3%	121	5.4%	103	4.9%	17.5%

EBITDA (3)	134	17.7%	130	19.5%	3.1%	399	17.9%	413	19.6%	-3.4%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations
 Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2006

	3Q 06 (2)	% Rev	3Q 05 (3)	% Rev	r%	YTD 06 (2)	% Rev	YTD 05 (3)	% Rev	r%

Sales Volume (million unit cases)	64.0		59.0		8.5%	192.0		179.7		6.8%
Average price per unit case	25.73		25.34		1.5%	25.54		25.25		1.1%

Net revenues	1,844		1,495		23.3%	5,485		4,538		20.9%
Other operating revenues	8		38		-78.9%	30		123		-75.6%

Total revenues	1,852	100.0%	1,533	100.0%	20.8%	5,515	100.0%	4,661	100.0%	18.3%
Cost of sales	1,085	58.6%	800	52.2%	35.6%	3,184	57.7%	2,477	53.1%	28.5%

Gross profit	767	41.4%	733	47.8%	4.6%	2,331	42.3%	2,184	46.9%	6.7%

Operating expenses	526	28.4%	501	32.7%	5.0%	1,559	28.3%	1,492	32.0%	4.5%

Operating income	241	13.0%	232	15.1%	3.9%	772	14.0%	692	14.8%	11.6%
Depreciation, Amortization & Other non-cash charges (4)	43	2.3%	36	2.3%	19.4%	117	2.1%	111	2.4%	5.4%

EBITDA (5)	284	15.3%	268	17.5%	6.0%	889	16.1%	803	17.2%	10.7%

(1)	Except volume and average price per unit case figures.
(2)	Includes beer results except in sales volume and average price per unit case.
(3)	Excludes beer results except in other operating revenues, where net proceeds from beer are recorded.
(4)	Includes returnable bottle breakage expense.
(5)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

October 27, 2006

SELECTED INFORMATION

For the three months ended September 30, 2006 and 2005

Expressed in million of Mexican pesos as of September 30, 2006

	3Q 05	3Q 06

Capex	536.6	673.2
Depreciation	336.2	402.8
Amortization & Other non-cash charges	295.9	369.9

VOLUME
Expressed in million unit cases

	3Q 05				3Q 06

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	209.1	51.3	2.0	262.4	217.6	52.7	2.6	272.9
Central America	25.2	1.1	0.6	26.9	26.9	1.2	1.6	29.7
Colombia	39.9	5.4	0.1	45.4	43.5	5.5	0.7	49.7
Venezuela	38.1	4.0	2.2	44.3	42.2	3.2	2.3	47.7
Brazil	54.7	3.8	0.5	59.0	58.9	4.5	0.6	64.0
Argentina	33.2	0.7	0.4	34.3	37.6	0.6	0.9	39.1

Total	400.2	66.3	5.8	472.3	426.7	67.7	8.7	503.1

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	3Q 05				3Q 06

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	26.6	57.2	1.2	15.0	26.8	57.5	1.2	14.5
Central America	41.6	54.3	4.1	—	35.3	60.6	4.1	—
Colombia	46.4	44.1	3.5	6.0	43.9	47.4	3.0	5.7
Venezuela	25.1	67.9	3.7	3.3	16.8	78.9	3.9	0.4
Brazil	8.6	87.7	3.7	—	9.7	86.6	3.7	—
Argentina	25.7	70.5	3.8	—	23.1	73.2	3.7	—

For the nine months ended September 30, 2006 and 2005
Expressed in million of Mexican pesos as of September 30, 2006

	YTD 05	YTD 06

Capex	1,146.1	1,812.6
Depreciation	1,009.4	1,123.3
Amortization & Other non-cash charges	897.3	1,043.6

VOLUME
Expressed in million unit cases

	YTD 05				YTD 06

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	607.7	156.1	4.9	768.7	641.4	159.9	6.9	808.2
Central America	75.9	3.5	1.6	81.0	79.6	3.8	4.2	87.6
Colombia	115.7	16.0	0.2	131.9	120.1	15.3	1.6	137.0
Venezuela	111.8	11.7	6.4	129.9	115.8	10.6	6.4	132.8
Brazil	165.8	12.3	1.6	179.7	175.8	14.3	1.9	192.0
Argentina	102.7	1.8	1.1	105.6	113.1	1.7	2.0	116.8

Total	1,179.6	201.4	15.8	1,396.8	1,245.8	205.6	23.0	1,474.4

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	YTD 05				YTD 06

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	26.9	56.5	1.2	15.4	26.4	57.5	1.2	14.9
Central America	43.5	52.9	3.6	—	35.7	60.3	4.0	—
Colombia	47.5	43.0	3.4	6.1	43.8	47.3	3.1	5.8
Venezuela	25.2	68.4	3.1	3.3	19.3	75.4	3.6	1.7
Brazil	7.6	88.9	3.5	—	9.6	86.8	3.6	—
Argentina	26.7	69.8	3.5	—	24.9	71.7	3.4	—

October 27, 2006

September 2006
Macroeconomic Information

	Inflation (1)			Foreign Exchange Rate (local currency per US Dollar) (2)

	LTM	YTD	3Q 06	Sep 06	Sep 05	Dec 05

Mexico	4.09%	2.47%	1.80%	11.0152	10.8131	10.7109
Colombia	4.58%	4.15%	1.10%	2,394.3100	2,289.6100	2,284.2200
Venezuela	15.34%	12.53%	6.63%	2,150.0000	2,150.0000	2,150.0000
Argentina	10.44%	6.55%	2.09%	3.1040	2.9100	3.0320
Brazil	3.20%	2.60%	0.29%	2.1742	2.2222	2.3407

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2) Exchange rates at the end of period are the official exchange rates published by Central Banks in each country.

October 27, 2006

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ Javier Astaburuauga

Javier Astaburuauga
Chief Financial Officer
Date: October 27, 2006